UNITED STATES
                         SECURITIES AND EXCHANGE COMMISSION
                              Washington, D.C.  20549

                                    SCHEDULE 13G
                          Under the Securities Act of 1934

                                Navarre Corporation
                                 (Name of Issuer)

                                   Common Stock
                          (Title of Class of Securities)

                                    639208107
                                 (CUSIP Number)

                                August 27, 2013
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[  ] Rule 13d-1(b)

[XX] Rule 13d-1(c)

[  ] Rule 13d-1(d)

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


			CUSIP No. 639208107


	1. Names of Reporting Person

		DDEC, Ltd.

		IRS Identification Nos. of above person (entities only):
		75-2958135

	2. Check the Appropriate Box if a Member of a Group

		[  ] (a)
		[  ] (b)

	3. SEC Use Only


	4. Citizenship or Place of Organization

		Texas, United States

	5. Sole Voting Power: 505,900 shares of Common Stock

	6. Shared Voting Power: 0

	7. Sole Disposition Power: 505,900 shares of Common Stock

	8. Shared Disposition Power: 0

	9. Aggregate Amount Beneficially Owned by Each Reporting Person:
		505,900 shares of Common Stock

	10. Check of the Aggregate Amount in Row (9) Excludes Certain Shares (see instructions)

		[  ]

	11. Percent of Class Represented By Amount in Row (9)
		0.89%

	12. Type of Reporting Person (See Instructions)
		PN



			CUSIP No. 639208107


	1. Names of Reporting Person

		C. Daniel Cocanougher

	2. Check the Appropriate Box if a Member of a Group

		[  ] (a)
		[  ] (b)

	3. SEC Use Only


	4. Citizenship or Place of Organization

		Texas, United States

	5. Sole Voting Power: 415,000 shares of Common Stock

	6. Shared Voting Power: 920,900 shares of Common Stock

	7. Sole Disposition Power: 415,000 shares of Common Stock

	8. Shared Disposition Power: 920,900 shares of Common Stock

	9. Aggregate Amount Beneficially Owned by Each Reporting Person:
		920,900 shares of Common Stock

	10. Check of the Aggreggate Amount in Row (9) Excludes Certain Shares (see instructions)
		[  ]

	11. Percent of Class Represented By Amount in Row (9)
		1.62%

	12. Type of Reporting Person (See Instructions)
		IN

Item 1.
(a) Name of Issuer: Navarre Corporation (the "Issuer").
(b) Address of the Issuer's Principle Executive Offices:
7400 49th Avenue North, Minneapolis, MN 55428

Item 2.
(a) Name of Person Filing: This joint statement on Schedule 13G is being filed by DDEC, Ltd. and C. Daniel Cocanougher who are collectively referred to as the "Reporting Persons." Mr. C. Daniel Cocanougher is the Managing Member of DDEC Management, LLC which is the General and Managing Partner of DDEC, Ltd. Danielle M. Cocanougher and Ellen J. Cocanougher are the children of C. Daniel Cocanougher over which he has custodial authority. The Reporting Persons are making this single, joint filing because they may be deemed to constitute a group within the meaning of Section 13(d)(3) of the Act, although neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Reporting Persons that a group exists. The Reporting Persons have entered into a Joint Filing Agreement, dated as of January 27, 2010, a copy of which is attached hereto as Exhibit A (which is incorporated herein by reference), pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k) under the Act.
(b) Address of Principle Business Office: The principle business office of the Reporting Persons with respect to the shares reported hereunder is 6851 NE Loop 820, Suite 200, North Richland
Hills TX 76180-9012.
(c) Citizenship: DDEC, Ltd is a limited partnership formed in the State of Texas. The individual is a U.S. citizen.
(d) Title and Class of Securities: Class A Common Shares of No
Par Value each ("Common Stock")
(e) CUSIP Number: 639208 10 7

Item 3.
If this statement is filed pursuant to 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
N/A

Item 4.
Ownership:
As of the date of this filing, the Reporting Persons, in the aggregate, beneficially own 920,900 shares of Common Stock of the Issuer. The beneficial ownership of each Reporting Person is as follows: (i) DDEC, Ltd. beneficially owns an aggregate of 505,900 shares of Common Stock, (ii) C. Daniel Cocanougher, individually owns 415,000 shares of Common Stock, and (iii) the children of C. Daniel Cocanougher beneficially own an aggregate of -0-shares of Common Stock representing approximately 1.62% of the class. C.Daniel Cocanougher, as the Managing Member of DDEC Management, LLC which is the General and Managing Partner of DDEC, Ltd., has the authority to vote and dispose of all of the shares of Common Stock beneficially owned by DDEC Ltd., himself individually, and on behalf of the children of C. Daniel Cocanougher over which he has custodial authority.

Item 5.
Ownership of Five Percent or Less of a Class:
N/A

Item 6.
Ownership of More than Five Percent on Behalf of
Another Person:
N/A

Item 7.
Identification and Classification of the Subsidiary
Which Acquired the Security Being Reported on By the Parent HOlding Company or COntrol Person:
N/A

Item 8.
Identification and Classification of Members of the
Group:
N/A

Item 9.
Notice of Dissolution of Group:
N/A

Item 10.
By Signing below I Certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

		Signature
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


		By:   /s/ C. Daniel Cocanougher
		     ------------------------------------
		C. DANIEL COCANOUGHER, Individually; as
		Managing Member of DDEC Management, LLC,
		General Partner of DDEC, Ltd.; and as
		Custodial Authority for the children of
		C. Daniel Cocanougher